

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2018

James Wilson
Chief Financial Officer
AVON PRODUCTS INC
Building 6, Chiswick Park
London W4 5HR

      Re: AVON PRODUCTS INC
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed February 22, 2018
           File No. 001-04881

Dear Mr. Wilson:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Division of Corporation Finance
              Office of Manufacturing and
              Construction